TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                             File No:333-10702
                                                                  ------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2003.

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10

                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

                 Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to October 31, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.         Exhibits

    Exhibit                                                      Page
    Number                               Description             Number
    99.1            Translation of Information on Debt Account      6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)

Date: November 4, 2003.                                 By:  /s/ Roger Ford


                                                        Roger Ford
                                                        Chief Financial Officer

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements
Exhibit 99.1

                                                  FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES
ISSUER              : COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY

INFORMATION AS OF   : OCTOBER 31, 2003

-------------------------------------------------------------------------------------------------------------------------------
        NUMBER AND DATE         SERIES               DATE OF            PLACEMENT      INITIAL        FACE AMOUNT     ADJUST-
        OF REGISTRATION                              NOMINAL              EXPIRY     FACE AMOUNT      PLACED AND        MENT
            IN THE                                    ISSUE                DATE         PLACED        OUTSTANDING      INDEX
      SECURITIES REGISTRY                                                                US$              US$
-------------------------------------------------------------------------------------------------------------------------------



           ISSUED IN            UNIQUE            March 25, 1999      March 15, 2006      143,400,000      143,400,000  US$


           NEW YORK                               March 25, 1999      March 15, 2006       16,600,000       14,600,000  US$

                                               --------------------------------------------------------------------------------


                                                      TOTALS                              160,000,000      158,000,000
-------------------------------------------------------------------------------------------------------------------------------



ISSUER              : COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF   : OCTOBER 31, 2003

---------------------------------------------------------------------------------------------------------------------------
        NUMBER AND DATE           ADJUSTED            INTEREST             PAR            INTEREST           AMORTIZATIONS
        OF REGISTRATION         FACE AMOUNT          ACCRUED AND          VALUE            PAID IN               PAID
            IN THE              OUTSTANDING            UNPAID                             THE MONTH          IN THE MONTH
      SECURITIES REGISTRY           KCH$                KCH$               KCH$             KCH$                 KCH$
----------------------------------------------------------------------------------------------------------------------------



           ISSUED IN                  89,901,762            1,134,385      91,036,147         -                     -


           NEW YORK                    9,153,178              115,495       9,268,673         -                     -

                             -----------------------------------------------------------------------------------------------


                                      99,054,940            1,249,881     100,304,821          -                    -
----------------------------------------------------------------------------------------------------------------------------





THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.

 ANDRES VICUNA GARCIA-HUIDOBRO
    GENERAL MANAGER                   -----------------------------------------
                                                       SIGNATURE



                                                MONTHLY CHANGE
                                 ---------------------------------------------
                                 EXCHANGE RATE                         626.93
                                 ---------------------------------------------

                                 ---------------------------------------------
                                 INTEREST RATE                         9.875%
                                 ---------------------------------------------


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